Exhibit 99.1

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Consolidated Financial Statements

For the three-months ended December 31, 2009 and 2008

(Expressed in Canadian Dollars)

Contents

Consolidated Financial Statements

Consolidated Balance Sheets

2

Consolidated Statements of Operations and Comprehensive Loss

3

Consolidated Statements of Shareholders’ Equity

4

Consolidated Statements of Cash Flows

5

Notes to Consolidated Financial Statements

6 - 27

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Consolidated Balance Sheets

(Canadian Dollars)

	December 31 2009	September 30 2009
		Restated Note 2(a)
Assets
Current
Cash and cash equivalents (note 4)	$13,427,358	$15,553,239
Amounts receivable	776,381	688,976
Due from related parties (note 10(a)(i))	-	19,419
Prepaid expenses and deposits (note 10(b))	139,299	126,556

Total current assets	14,343,038	16,388,190
Property and equipment (note 6)	886,826	307,237
Mineral properties (note 7 and Schedule 1)	4,716,900	4,716,904

Total assets	$19,946,764	$21,412,331

Liabilities
Current
Accounts payable and accrued liabilities	$131,654	$227,517
Due to related parties (note 10(a)(ii))	20,651	26,380

	152,305	253,897

Shareholders’ Equity
Share capital (note 8)	61,405,528	61,393,374
Contributed surplus	7,279,918	7,215,180
Deficit accumulated in the exploration stage	(48,890,987)	(47,450,120)

Total shareholders’ equity	19,794,459	21,158,434

Total liabilities and shareholders’ equity	$19,946,764	$21,412,331

Nature of operations (note 1)

Commitments (notes 7 and 13)

Subsequent events (note 14)

Approved on behalf of the Board:

 “Chris Theodoropoulos” (signed)

“Gary Freeman” (signed)

Chris Theodoropoulos, Director

Gary Freeman, Director

The accompanying notes are an integral part of these consolidated financial statements.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Consolidated Statements of Operations and Comprehensive Loss

(Canadian Dollars)

For the three months ended December 31	2009	2008
		Restated Note 2(a)
Expenses
Stock-based compensation (note 8(g)(i))	$70,892	$629,081
Consultants (notes 10(c) and (d))	295,956	312,622
Salaries	56,130	84,781
Office and administration	88,143	61,481
Investor relations and promotion	64,891	37,815
Legal and audit	34,270	23,531
Travel	45,413	53,442
Transfer agent, listing and filing fees	20,844	4,971
Exploration expenses (Schedule 2)	823,611	691,083
Interest and financing costs	-	340
Amortization	3,944	2,949

Total expenses	(1,504,094)	(1,902,096)

Other income (expenses)
Investment and other income	67,464	42,826
Foreign exchange gain (loss)	(4,233)	415,893
Write-down of mineral properties	(4)	-

Total other income (expenses)	63,227	458,719

Net loss and comprehensive loss for the year	$(1,440,867)	$(1,443,377)

Loss per share, basic and diluted	$(0.03)	$(0.03)

Weighted average number of common shares outstanding	47,316,372	42,115,765

The accompanying notes are an integral part of these consolidated financial statements.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Consolidated Statements of Shareholders’ Equity

(Canadian Dollars)

				Deficit accumulated in the exploration stage
	Share Capital		Contributed Surplus		Total
	Shares	Amount			Shareholders' Equity

				Restated – Note 2(a)

Balance, September 30, 2008	41,382,069	$57,856,097	$6,010,303	$ (42,455,313)	$21,411,087
Shares issued during the year
For cash
Private placements, net of share issue costs (note 8(c)(i))	3,223,000	2,147,074	117,194	-	2,264,268
Exercise of options	132,500	78,250	-	-	78,250
For mineral property (note 7(a)(ii))	75,760	65,745	-	-	65,745
In relation to acquisition of subsidiary (note 7(a)(i))	2,500,000	1,175,000	-	-	1,175,000
Transfer of contributed surplus to share capital on exercise of options	-	71,208	(71,208)	-	-
Stock-based compensation for the year (note 8(g)(i))	-	-	1,158,891	-	1,158,891
Net loss for the year	-	-	-	(4,994,807)	(4,994,807)

Balance, September 30, 2009	47,313,329	$61,393,374	$7,215,180	$(47,450,120)	$21,158,434
Shares issued during the year
For cash
Exercise of options	10,000	6,000	-	-	6,000
Transfer of contributed surplus to share capital on exercise of options	-	6,154	(6,154)	-	-
Stock-based compensation for the year (note 8(g)(i))	-	-	70,892	-	70,892
Net loss for the year	-	-	-	(1,440,867)	(1,440,867)
Balance, December 31, 2009	47,323,329	$61,405,528	$7,279,918	$(48,890,987)	$19,794,459

The accompanying notes are an integral part of these consolidated financial statements.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

 (An Exploration Stage Company)

Consolidated Statements of Cash Flows

(Canadian Dollars)

For the three months ended December 31	2009	2008

Operating activities
Net loss for the year	$(1,440,867)	$(1,443,377)
Adjustments to reconcile net loss to cash used in operating activities:
Amortization	3,944	2,949
Stock-based compensation	70,892	629,081
Write-down of mineral properties	4	-
Future income tax expense	-	(5,467)
Unrealized loss on foreign exchange	(1,981)	56,464
Changes in operating assets and liabilities:
Amounts receivable	(87,405)	153,636
Prepaid expenses and deposits	(12,743)	98,348
Accounts payable and accrued liabilities	(95,863)	(44,150)

Cash used in operating activities	(1,564,019)	(552,516)

Investing activities
Purchase of property and equipment	(583,533)	(277,290)
Expenditures and advances on mineral properties	-	(701,856)

Cash used in investing activities	(583,533)	(979,146)

Financing activities
Proceeds from issuance of common shares and share subscriptions, net of
issue costs	6,000	-
Due from/to related parties	13,690	(1,514)

Cash provided by financing activities	19,690	(1,514)

Foreign exchange effect on cash	1,981	(56,464)
(Decrease) increase in cash and cash equivalents	(2,125,881)	(1,589,640)
Cash and cash equivalents, beginning of year	15,553,239	18,049,781

Cash and cash equivalents, end of year	$13,427,358	$16,460,141
Cash and cash equivalents consists of:
Cash	$538,199	$6,460,141
Cash equivalents	12,889,159	10,000,000
	$13,427,358	$16,460,141

Supplemental disclosure with respect to cash flows (note 11)

The accompanying notes are an integral part of these consolidated financial statements.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the three months ended December 31, 2009, 2008

1.

NATURE OF OPERATIONS

Pediment Gold Corp (the “Company”) is governed under the Business Corporations Act (British Columbia) and is a natural resource company engaged in the evaluation, acquisition, exploration and development and ultimately is working towards commercial production of gold and silver in Mexico.

On February 25, 2009, the Company changed its name from Pediment Exploration Ltd. to Pediment Gold Corp.  As of March 2, 2009, the Company’s shares were delisted from the TSX Venture Exchange (“TSX-V”) and commenced trading on the Toronto Stock Exchange (“TSX”).

The Company reported a net loss of $1,440,867 (2008 - $1,443,377) for the three months ended December 31, 2009 and has an accumulated deficit of $48,890,987 as at December 31, 2009 (2008 - $44,218,736).  As at December 31, 2009, the Company had $14,190,733 (2008 - $16,987,364) in working capital, which is sufficient working capital to fund its 2010 operating and exploration expenditures and to continue its operations through fiscal 2011.  The Company relies on financing through the issuance of additional shares of its common stock until such time as it achieves sustained profitability through profitable mining operations, or the receipt of proceeds from the disposition of its mineral property interests.

2.

SIGNIFICANT ACCOUNTING POLICIES

The unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and follow the same accounting policies and methods consistent with those used in preparation of the most recent annual audited consolidated financial statements except as noted below.  The interim consolidated financial statements do not include all information and note disclosures required by Canadian GAAP for annual financial statements, and therefore should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended September 30, 2009.

(a)

Future changes in accounting policies (Continued)

(i)

International Financial Reporting Standards ("IFRS")

In February 2008, the Canadian Accounting Standards Board ("AcSB") confirmed that January 1, 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP.  The IFRS standards will be effective for the Company for interim and annual financial statements relating to the Company’s fiscal year beginning on or after October 1, 2011.  The effective date of October 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and year ended September 30, 2011.  The Company has begun the planning and scoping phase of the transition to IFRS and intends to transition to IFRS financial statements during fiscal 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the three months ended December 31, 2009, 2008

3.

CHANGE IN ACCOUNTING POLICY

Effective October 1, 2009, the Company retrospectively changed its accounting policy for exploration expenditures to more appropriately align itself with policies applied by other comparable companies at a similar stage in the mining industry.  Prior to October 1, 2009, the Company capitalized all such costs to mineral properties held directly or through an investment and only wrote down capitalized costs when the property was abandoned or if the capitalized costs were not considered to be economically recoverable.

Exploration expenditures are now charged to operations as they are incurred until the mineral property reaches the development stage.  Significant costs related to property acquisitions, including allocations for undeveloped mineral interests, are capitalized until the viability of the mineral interest is determined.  When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs incurred to develop a mine on the property prior to the start of mining operations are capitalized.  The impact of this change on the previously reported December 31, 2009 consolidated financial statements is as follows:

	As previously reported	Restatement	As restated
Mineral properties – Dec 31, 2008	13,584,547	(9,055,128)	4,529,419

Exploration expenses for the period ended Dec 31,2008	5,944	685,139	691,083

Loss for the period ended Dec 31, 2008	758,238	685,139	1,443,377

Loss per share for the period ended Dec 31, 2008	0.02	0.01	0.03

Deficit at Dec 31, 2008	35,426,236	8,792,500	44,218,736

The impact of this change on the previously reported deficits per the consolidated financial statements at September 30, 2009 and 2008 are as follows:

	As previously reported	Restatement	As restated

Deficit at Sept 30, 2008	34,347,952	8,107,361	42,455,313

Deficit at Sept 30, 2009	37,620,962	9,829,158	47,450,120

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the three months ended December 31, 2009, 2008

4.

FINANCIAL INSTRUMENTS

The Company classifies its cash and cash equivalents as held-for-trading; amounts receivable (excluding taxes receivable) and due from related parties as loans and receivables; and due to related parties and accounts payable and accrued liabilities as other financial liabilities.

The carrying values of cash and cash equivalents, amounts receivable (excluding taxes receivable), and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments. The fair values of amounts due to and from related parties have not been disclosed as their fair values cannot be reliably measured since the parties are not at arm’s length.

The fair value of financial instruments is summarized as follows:

	December 31, 2009		September 30, 2009
Financial Assets	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Held-for-trading
Cash and cash equivalents	$13,427,358	$13,427,358	$15,553,239	$15,553,239

Loans and receivables
Amounts receivable (excluding taxes receivable)	$8,909	$8,909	$25,726	$25,726
Due from related parties	$-	N/A	$19,419	N/A

Financial Liabilities
Accounts payable and accrued liabilities	$131,654	$131,654	$227,517	$227,517
Due to related parties	$20,651	N/A	$26,380	N/A

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the three months ended December 31, 2009, 2008

4.

FINANCIAL INSTRUMENTS (Continued)

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

(a)

Credit risk

The Company is exposed to credit risk with respect to its cash and cash equivalents.  Cash and cash equivalents have been placed on deposit with major Canadian financial institutions and major Mexican financial institutions.  The risk arises from the non-performance of counterparties of contracted financial obligations. The Company is not exposed to significant credit risk on amounts receivable.

The Company manages credit risk, in respect of cash and cash equivalents, by purchasing highly liquid, short-term investment-grade securities held at major financial institutions with strong investment-grade ratings by a primary rating agency in accordance with the Company’s investment policy.

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents as the majority of the amounts are held with only a few Canadian and Mexican financial institutions. The Company’s concentration of credit risk and maximum exposure thereto is as follows:

	December 31, 2009	September 30, 2009

Held at major Canadian financial institutions:
Cash	$ 538,199	$ 5,137,947
Cash equivalents	12,779,530	10,271,727

	13,317,729	15,409,674
Held at major Mexican financial institutions:
Cash	109,629	143,565

Total cash and cash equivalents	$13,427,358	$15,553,239

Included in cash equivalents at December 31, 2009 are cashable guaranteed investment certificates earning interest between 0.6% and 0.7% (2008 - 2.00% and 3.25%) and maturing at various dates between September 8, 2010 and December 10, 2010 (2008 –

September 8, 2009 and December 10, 2009).

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the three months ended December 31, 2009, 2008

4.

FINANCIAL INSTRUMENTS (Continued)

(b)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet commitments as they become due. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.  The Company believes it has sufficient cash and cash equivalents at December 31, 2009 in the amount of $13,427,358 (2008 - $16,460,141) in order to fund its 2010 operating and exploration expenditures and to continue operations through fiscal 2011.   At December 31, 2009, the Company had accounts payable and accrued liabilities of $131,654 (2008 - $141,446) and amounts due to related parties of $20,651 (2008 - $11,431), which will become due for payment within three months.

(c)

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk.

(i)

Interest rate risk

Interest rate risk consists of two components:

(a)

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(b)

To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company’s cash and cash equivalents consists of cash held in bank accounts and guaranteed investment certificates that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of December 31, 2009 and 2008.  Future cash flows from interest income on cash and cash equivalents will be affected by interest rate fluctuations.  The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

(ii)

Foreign currency risk

The Company is exposed to foreign currency risk to the extent that certain monetary assets and liabilities held by the Company are not denominated in Canadian dollars.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the three months ended December 31, 2009, 2008

4.

FINANCIAL INSTRUMENTS (Continued)

(c)

Market risk (continued)

(ii)

Foreign currency risk (continued)

The Company is exposed to foreign currency risk with respect to cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities as a portion of these amounts are denominated in US dollars and Mexican pesos. The Company has not entered into any foreign currency contracts to mitigate this risk.

The sensitivity analysis of the Company’s exposure to foreign currency risk at the reporting date has been determined based upon hypothetical changes taking place at December 31, 2009 and 2008, which includes a hypothetical change in the foreign currency exchange rate between the Canadian dollar and Mexican peso of 9% and 11%, respectively, and the effect on net loss and comprehensive loss.

	Reasonably Possible Changes
	2009	2008

CDN $: MXN peso exchange rate variance	+9%	+11%

Net loss and comprehensive loss	$153,455	$111,247

CDN $: MXN peso exchange rate variance	-9%	-11%

Net loss and comprehensive loss	$(183,809)	$(138,746)

(iii)

Other price risk

Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is not exposed to significant other price risk.

5.

CAPITAL MANAGEMENT

The Company’s primary objective when managing capital is to safeguard the Company’s ability to continue as a going concern in order to pursue the development and exploration of its mineral properties. The Company defines capital that it manages as shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares. The Company’s primary source of funds comes from the issuance of share capital. The Company does not use other sources of financing that require fixed payments of interest and principal due to lack of cash flow from current operations and is not subject to any externally imposed capital requirements.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the three months ended December 31, 2009, 2008

5.

CAPITAL MANAGEMENT (continued)

Capital requirements are driven by the Company’s exploration activities on its mineral properties. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activities.

There have been no changes to the Company’s approach to capital management during the year.

6.

PROPERTY AND EQUIPMENT

	2009			2008
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Computer equipment	$33,712	$23,626	$10,086	$32,005	$21,811	$10,194
Office furniture	28,370	10,665	17,705	28,370	9,508	18,862
Vehicles	18,748	4,167	14,581	18,748	3,195	15,553
Mining equipment	57,330	-	57,330	57,330	-	57,330
Land	787,124	-	787,124	205,298	-	205,298
	$925,284	$38,458	$886,826	$341,751	$34,514	$307,237

At December 31, 2009, the Company’s mining equipment is under development; therefore, it will be amortized once it is ready for use.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the three months ended December 31, 2009, 2008

7.

MINERAL PROPERTIES

	December 31 2009	September 30 2009
San Antonio	2,529,862	2,529,862
La Colorada	2,187,038	2,187,038
Others	-	4
	4,716,900	4,716,904

(a)

The Company’s mineral property holdings consist of mineral concessions located in Sonora State and Baja California Sur, Mexico. Descriptions of specific concession groups are as follows:

(i)

San Antonio Project

The  San Antonio project is located in the state of Baja California Sur, Mexico.

On September 29, 2005, the Company acquired 100% of the issued and outstanding shares of Pitalla, which owned the 6 original concessions that made up the San Antonio project.

On March 28, 2008, the San Antonio Project was expanded to include the Triunfo Est. Properties, which consist of five mining exploration concessions located in the state of Baja California Sur, Mexico.  The concessions were acquired for a cash payment of $11,250 (paid) and mineral property data related to the concessions were acquired for 25,000 common shares (issued) of the Company valued at $71,500 (note 8(c)(iv)).

On July 3, 2008, the Company acquired the El Triunfo concession group, a group of adjacent concessions in the San Antonio district. The four concessions were acquired for a cash payment of $1,241,568 (paid) and are subject to a variable 1% to 3% net smelter royalty (“NSR”).

Pursuant to the terms of the Company’s purchase agreement to acquire Pitalla in 2005, if prior to December 31, 2011, an aggregate of one million ounces of gold or gold equivalents were determined to be situated on three or fewer of the properties acquired, of which 500,000 ounces or equivalent must be on a single property, the Company would be required to issue 2,500,000 common shares.  On December 4, 2008, the Company issued the 2,500,000 common shares valued at $1,175,000, which has been allocated to the acquisition cost of the San Antonio project (note 8(c)(iii)).

On December 13, 2009, the Company entered into a promissory agreement whereby the Ejido San Antonio sold outright 260 hectares covering the Planes and Colinas mineral targets and surrounding area to the Company for total consideration of 6,500,000 pesos ($581,826) which purchase price has been allocated to land.  The Company is currently arranging for the transfer of legal title to the land.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the three months ended December 31, 2009, 2008

7.

MINERAL PROPERTIES (Continued)

(a)

(Continued)

(i)

San Antonio Project (continued)

On December 13, 2009, the Company entered into a rental agreement, called a “temporary occupation agreement”, securing long-term surface and access rights for the on-going exploration and operation of the San Antonio project.  The agreement has a term of 30 years and includes a one-time payment of 200,000 pesos ($16,230 paid) for access and annual per hectare payments for areas subject to exploration or other disturbance within the Company’s concession holdings, which total approximately 8,100 hectares. Under the terms of the agreement, the minimum annual hectare payments are 600,000 pesos with the agreement stipulating an advance payment of 1,800,000 pesos ($146,070 paid) for the first three years of the agreement.

(ii)

La Colorada Project

On October 22, 2007, the Company negotiated the exclusive option to acquire the past producing La Colorada gold-silver mine property located in the state of Sonora, Mexico.  The Company has an option to acquire 100% of 18 concessions held by private owners plus 1,130 hectares of surface holdings that include mining equipment and machinery in return for an initial payment of US$1,100,000 ($1,085,518 paid), followed by additional payments of US$1,100,000 on or before October 22, 2008 and US$550,000 on or before October 22, 2009.

On November 26, 2008, the Company amended the original option agreement and entered into two separate agreements, a revised purchase agreement and an option to purchase agreement.

Pursuant to the revised purchase agreement, the Company acquired all concessions except the Sonora IV concession, land and mining equipment agreed to under the original option agreement by making one further payment of US$825,000 ($964,484 paid), for a total purchase price of US$1,925,000 ($2,050,002 paid), and granted a 3% NSR if open-pit mined or 2% if underground mined.  The 2% NSR on underground production can be purchased by the Company at any time for US$300,000.

The purchase price of US$1,925,000 ($2,050,002) was allocated US$200,800 ($205,298) to land, US$56,075 ($57,330) to mining equipment and US$1,668,125 ($1,787,374) to mineral properties pursuant to the terms of the revised purchase agreement.

Pursuant to the option to purchase agreement, the Company was granted the option to acquire the Sonora IV concession for 300,000 common shares of the Company on or before October 16, 2009. The Company did not exercise this option by October 16, 2009.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the three months ended December 31, 2009, 2008

7.

MINERAL PROPERTIES (Continued)

(a)

(Continued)

(ii)

La Colorada Project (continued)

On February 12, 2008, the Company entered into an option agreement to acquire three additional mineral concessions totaling 400 hectares for a total purchase price of US$800,000.

On May 12, 2009, the Company amended the terms of the option agreement, dated February 12, 2008 which reduced the total purchase price from US$800,000 to US$600,000 and introduced US$200,000 payable in shares due as follows:

Cash:

US$100,000 – February 8, 2008 ($102,491 paid)

US$100,000 – March 23, 2009 ($121,131 paid)

US$100,000 – March 3, 2010

US$100,000 – March 3, 2011

Common Shares:

Shares, equivalent to US$50,000 plus 15% VAT – May 31, 2009 (Issued 75,760 common shares valued at $65,745 (note 7(c)(ii))

Shares, equivalent to US$50,000 plus 15% VAT – March 3, 2010

Shares, equivalent to US$100,000 plus 15% VAT – March 3, 2011

The revised option agreement also includes a 3% NSR to be paid to the vendor should the Company complete the transaction. The 3% NSR can be purchased by the Company at any time for a cash payment of US$200,000. The vendor is entitled to annual advance payments of US$50,000 on account of the 3% NSR commencing March 3, 2012.

On August 14, 2008, the Company acquired six mineral concessions  totalling 218 hectares for US$100,000 ($109,688 paid) that cover part of the El Creston pit and adjacent ground as well as additional exploration potential west of the pit.

On June 30, 2009, the Company acquired the La Noria concession for $609 (paid).

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the three months ended December 31, 2009, 2008

8.

SHARE CAPITAL

(a)

Authorized - Unlimited number of common shares without par value

(b)

Escrow shares

During the year ended September 30, 2009, the Company released 442,556 (2008 – nil) common shares from escrow. Accordingly, as at September 30, 2009, there are no common shares held in escrow (2008 – 442,556).

(c)

Private placements and shares issued for property

(i)

On September 30, 2009, the Company completed a non-brokered private placement and issued 3,223,000 units at a price of $0.75 per unit, for gross proceeds of $2,417,250. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $0.90 per share on or before March 30, 2011.  As part of the finder’s fee arrangement, $145,035 was paid in cash and 257,840 finder’s warrants were issued with a fair value of $117,194, each exercisable to acquire one unit having the same terms as units issued to investors at a price of $0.83 per unit until March 30, 2011. Other cash share issuance costs of $7,947 were incurred by the Company through the private placement.

(ii)

During the year ended September 30, 2009, 75,760 common shares were issued for  the acquisition of mineral concessions (note 7(a)(ii)).  The fair value of these shares, based upon the volume weighted average trading price on the TSX for the ten trading days ending seven business days before the date of issue, was $65,745.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the three months ended December 31, 2009, 2008

8.

SHARE CAPITAL (Continued)

(c)

Private placements and shares issued for property (Continued)

(iii)

During the year ended September 30, 2009, 2,500,000 common shares were issued for  the acquisition of the San Antonio Project (note 7(a)(i)).  The $0.47 per share fair value of these shares was based on market value at the time of issue for a total value of $1,175,000.

(iv)

During the year ended September 30, 2008, 25,000 common shares were issued to acquire mineral property data relating to certain mineral concessions (note 7(a)(i)).  The fair value of these shares based upon their market value at the time of issue was $71,500.

(d)

Stock options

Pursuant to the policies of the TSX, under the Company’s stock option plan, options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of grant for a maximum term of ten years. The board of directors may grant options for the purchase of up to a total of 10% of the outstanding shares at the time of the option grant less the aggregate number of existing options and number of common shares subject to issuance under outstanding rights that have been issued under any other share compensation arrangement. Options granted under the plan carry vesting terms determined at the discretion of the board of directors.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the three months ended December 31, 2009, 2008

8.

SHARE CAPITAL (Continued)

(d)

Stock options (Continued)

A summary of the status of the Company’s outstanding and exercisable stock options at December 31, 2009 and 2008 and changes during the years then ended is as follows:

	Outstanding	Exercisable		Weighted Average Exercise Price

Balance, September 30, 2008	3,642,500	3,392,500		$1.61
Exercised	-	-	$
Vested in year	-	100,000		$1.88
Cancelled / Forfeited	(1,277,000)	(1,277,000)		$2.53
Granted	1,270,000	1,270,000		$0.60

Balance, December 31, 2008	3,635,000	3,485,500		$0.93

Balance, September 30, 2009	3,772,500	3,547,500		$0.98
Exercised	(10,000)	(10,000)		$0.60
Vested in year	-	75,000		$1.08
Cancelled / Forfeited	-	-		$-
Granted	300,000	75,000		$1.37

Balance, December 31, 2009	4,062,500	3,687,500		$1.01

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the three months ended December 31, 2009, 2008

8.

SHARE CAPITAL (Continued)

(d)

Stock options (Continued)

The following summarizes information about options outstanding at December 31, 2009 and 2008:

  2009

	Exercise Price
Expiry Date		December 31	December 31
			2008

April 4, 2009	$0.85	-	80,000
February 12, 2010	$0.60	50,000	87,500
July 21, 2010	$0.50	25,000	25,000
July 21, 2010	$0.63	290,000	290,000
April 25, 2011	$0.80	415,000	415,000
August 2, 2011	$0.55	205,000	230,000
February 12, 2012	$0.60	50,000	50,000
March 23, 2012	$0.73	37,500	37,500
April 27, 2012	$0.78	50,000	50,000
June 17, 2013	$1.60	1,100,000	1,100,000
December 12, 2013	$0.60	570,000	750,000
May 4, 2011	$0.90	200,000	-
May 4, 2012	$0.90	100,000	-
May 11, 2010	$0.84	80,000	-
May 11, 2014	$0.84	590,000	-
December 9, 2010	$1.37	200,000	-
December 9, 2014	$1.37	100,000	-
		4,062,500	3,115,000

(e)

Warrants

At December 31, 2009, the Company has outstanding warrants to purchase an aggregate 1,611,500 common shares as follows:

Exercise Price	Expiry Date	Outstanding at September 30, 2009	Issued	Exercised	Expired	Outstanding at December 31, 2009

$0.90	March 30, 2011	1,611,500	-	-	-	1,611,500

		1,611,500	-	-	-	1,611,500

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the three months ended December 31, 2009, 2008

8.

SHARE CAPITAL (Continued)

(e)

Warrants (Continued)

At December 31, 2008, the Company has outstanding warrants to purchase an aggregate 5,166,348 common shares as follows:

Exercise Price	Expiry Date	Outstanding at September 30, 2008	Issued	Exercised	Expired	Outstanding at December 31, 2008

$1.05	November 2, 2008	232,000	-	-	(232,000)	-
$2.00	February 21, 2009	1,798,059	-	-	-	1,798,059
$2.05	February 21, 2009	131,174	-	-	-	131,174
$3.75	June 3, 2009	2,975,150	-	-	-	2,975,150
$3.80	June 3, 2009	261,965	-	-	-	261,965

		5,398,348	-	-	(232,000)	5,166,348

(f)

Finder’s warrants

At December 31, 2009, the Company has outstanding finder’s warrants as follows:

Exercise Price	Expiry Date	Outstanding at September 30, 2009	Issued	Exercised	Expired	Outstanding at December 31, 2009

$0.83	March 30, 2011	257,840	-	-	-	257,840

The 257,840 finder’s warrants are exercisable at $0.83 per warrant until March 30, 2011 for regular units where each  regular unit consists of one common share and one-half of one share purchase warrant.  Each full warrant is exercisable for one common share at a price of $0.90 each for a period of 18 months.

At December 31, 2008, the Company had no finder’s warrants outstanding.

(g)

Stock-based compensation

(i)

The fair value of stock options granted, and which vested to directors, employees and consultants, is broken down as follows:

	2009	2008

Salaries – employees/directors	$26,975	$475,213
Consultants	17,176	153,868
Investor relations	26,741	-
	$70,892	$629,081

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the three months ended December 31, 2009, 2008

8.

SHARE CAPITAL (Continued)

(g)

Stock-based compensation (Continued)

(i)

(Continued)

Stock-based compensation expense was retroactively restated by ($320,046) for the quarter ended December 31, 2008, in relation to the 520,000 unvested options that were cancelled on March 23, 2009.

The fair value of each option grant was estimated as at the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions and resulting fair value:

	2009	2008

Risk-free interest rate	1.68%	2.15%
Expected dividend yield	0.00%	0.00%
Expected stock price volatility	83.7%	101.66%
Expected option life in years	2.33	5.00
Fair value at grant date	$0.58	$0.61

Expected volatilities are based on the Company’s trading history except where there is insufficient trading history and volatilities are based on industry comparables. When applicable, the Company uses historical data to estimate option exercise, employee termination and forfeiture within the valuation model. For non-employees, the expected term of the options approximate the full term of the option.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the three months ended December 31, 2009, 2008

8.

SHARE CAPITAL (Continued)

(h)

Shares reserved for issuance at December 31, 2009 and 2008 are as follows:

	2009	2008

Outstanding at December 31	47,323,329	43,822,069
Stock options (note 8(d))	4,062,500	3,635,000
Warrants (note 8(e))	1,611,500	5,166,348
Finder’s warrants (note 8(f))	386,760	-

Fully diluted at December 31	53,384,089	52,623,417

9.

INCOME TAXES

At the last fiscal year end, the Company has approximate non-capital losses of $18,656,000 in Canada and Mexico that may be carried forward to apply against future years’ income. These losses expire as follows:

	Canada	Mexico	Total

2010	$85,000	$-	$85,000
2012	-	63,000	63,000
2013	-	37,000	37,000
2014	-	25,000	25,000
2015	585,000	23,000	608,000
2016	-	90,000	90,000
2017	-	4,443,000	4,443,000
2018	-	4,902,000	4,902,000
2026	1,070,000	3,797,000	4,867,000
2027	1,356,000	-	1,356,000
2028	972,000	-	972,000
2029	1,208,000	-	1,208,000

	$5,276,000	$13,380,000	$18,656,000

The Company also has $4,767,000 of net capital losses available to apply against future capital gains in Canada.

The tax benefit of the above losses has not been recorded in these financial statements as their realization is not more likely than not.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the three months ended December 31, 2009, 2008

10.

RELATED PARTY TRANSACTIONS

(a)

The amounts due from/to related parties are non-interest bearing, unsecured and due on demand, and are due from/to officers of the Company and companies with common directors.

(i)

As at September 30, 2009, $nil (2008 - $8,457) is due from a company with common directors for its share of rent for shared office space.

(ii)

As at September 30, 2009, $20,651 (2008 - $11,431) is due to directors/officers of the Company for director and consulting fees.

(b)

As at December 31, 2009, $21,000 (2008 - $21,000) of prepaid expenses relates to an advance on consulting fees paid to a company with a common director.

(c)

Included in consulting fees is $105,000 (2008 - $112,857) of which $60,000 (2008 - $60,000) was charged by a company owned by a director and $45,000 (2008 - $52,857) by a director for consulting services.

(d)

Included in consulting fees is $18,500 (2008 - $21,000) paid to directors for directors’ fees.

(e)

Rent of $6,900 (2008 - $6,900) was recovered from companies with common directors for their respective share of the rent expense paid by the Company for shared office space.

The above transactions incurred in the normal course of operations and are recorded at the exchange amount, being the amount agreed upon by the related parties.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the three months ended December 31, 2009, 2008

11.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2009	2008
Non-cash transactions for the quarter ended December 31
Shares issued for acquisition of subsidiary	$-	$1,175,000
Accounts payable related to mineral properties	$-	$-
Other supplemental cash flow information
Cash paid during the year for
Interest expense	$-	$-
Income tax expense	$-	$-

12.

SEGMENT DISCLOSURES

The Company operates in one industry segment, the mineral resource industry, and in two geographical segments, Canada and Mexico.  All current exploration activities are conducted in Mexico.  The capital assets (including mineral properties) and total assets identifiable with these geographic areas at December 31 are as follows:

	2009	2008

Capital assets (including mineral properties)
Canada	$8,921	$12,021
Mexico	5,594,805	4,832,508

	$5,603,726	$4,844,529

Total assets
Canada	$13,435,154	$15,993,718
Mexico	6,511,610	5,991,052

	$19,946,764	$21,984,770

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the three months ended December 31, 2009, 2008

13.

COMMITMENT

The Company has a commitment with respect to its premises operating lease. The minimum annual lease payments required are payable as follows:

2010	$69,378
2011	106,116
2012	106,116
2013	106,116
2014	106,116
2015	35,372

$529,214

14.

SUBSEQUENT EVENTS

(a)

Subsequent to December 31, 2009, 120,000 stock options were exercised for total proceeds to the Company of $87,000.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Schedule 1 – Mineral Property Costs

(Canadian Dollars)

For the three months ended December 31, 2009, 2008

As at December 31, 2009
	San Antonio Project	La Colorada Project	Other Projects	Total

Acquisition costs – September 30, 2009	$2,529,862	$2,187,038	$4	$4,716,904

Acquisition during period	-	-	(4)	(4)

Balance, December 31, 2009	$2,529,862	$2,187,038	$-	$4,716,900

Restated – Note 2(a)
As at December 31, 2008
	San Antonio Project	La Colorada Project	Other Projects	Total

Acquisition costs – September 30, 2008	$1,354,862	$1,297,697	$4	$2,652,563

Acquisition during period	1,175,000	701,856	-	1,876,856

Balance, December 31, 2008	$2,529,862	$1,999,553	$4	$4,529,419

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Schedule 2 – Exploration Costs

(Canadian Dollars)

For the three months ended December 31, 2009, 2008

As at December 31, 2009
	San Antonio Project	La Colorada Project	Total

Geological services	$357,301	$17,899	$375,200
Tax on surface rights	-	8,311	8,311
Drilling, sampling and testing	-	176,830	176,830

Leasing	10,075	-	10,075
Salaries and fees	85,549	134,699	220,248
Miscellaneous	22,166	10,781	32,947

	$475,091	$348,520	$823,611

Restated – Note 2(a)
As at December 31, 2009
	San Antonio Project	La Colorada Project	Total

Geological services	$191,378	$75,392	$266,770

Drilling, sampling and testing	45,144	-	45,144
Technical assistance	2,480	456	2,936
Leasing	-	7,275	7,275
Salaries and fees	136,822	53,900	190,722
Miscellaneous	149,581	28,655	178,236

	$525,405	$165,678	$691,083